

September 5, 2013

Andrzej Matyczynski
Reading International, Inc.
6100 Center Dr. Suite 900
Los Angeles, California 90045

Re: **Reading International, Inc.**
          Form 10-K for the fiscal year ended December 31, 2012
          Filed March 19, 2013
          File No. 001-08625

Dear Mr. Matyczynski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis, page 32

Critical Accounting Policies and Estimates. Page 35

1. We note that you recognized impairment charges of $1.5 million, $369,000 and $2.2 million for the years ended December 31, 2012, 2011 and 2010. In addition, we note that your impairment analysis is based on the present value of estimated future cash flows of the segment plus the expected terminal value and that there are significant assumptions and estimates used in determining the future cash flows and terminal value. In particular, your disclosure indicates that the most significant assumptions are your cost of debt and cost of equity assumptions that comprise the weighted average cost of capital for each reporting unit. In this regard, it appears that such estimates require significant judgment and are subject to volatility or change. As such, please revise your discussion of critical accounting policies to include a corresponding sensitivity analysis for the estimates that require significant judgment and are subject to volatility or change.

Results of Operations, page 36

2. We believe the discussion and analysis of your segment operating results could be enhanced by providing disclosure of the major components comprising segment operating expenses, including the relative significance of each component. In order to provide greater insight into the current composition and potential variability of your operating expenses, please also consider including a table quantifying these material components, and changes therein or provide us with support for your conclusion that such a discussion is not necessary for an understanding of your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief